Six CityPlace Drive, Creve Coeur, MO 63141 Phone 314-656-5300 www.smurfit.com

March 29, 2011

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Rock-Tenn Company

Registration Statement on Form S-4

Filed February 25, 2011

File No. 333-172432

Dear Mr. Reynolds:

Thank you for your comment letter dated March 24, 2011 (the “Comment Letter”) relating to the Registration Statement on Form S-4 filed by Rock-Tenn Company on February 25, 2011.  Set forth below are the responses of Smurfit-Stone Container Corporation (the “Smurfit-Stone”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed February 15, 2011 (the “Original Annual Report”) (comments 53, 54 and 55 of the Comment Letter).  The relevant comments from the Comment Letter are included below in bold.  The Company’s response follows each comment.  All other comments in the Comment Letter will be addressed in a separate response letter from the Rock-Tenn Company.  On the date hereof, the Company has filed an amended Annual Report on Form 10-K/A (the “Annual Report”) incorporating the revisions described herein.  For the convenience of the Staff, three (3) copies of the Annual Report, which have been marked to show the changes from the original Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed February 15, 2011, are also being delivered to Mr. James Lopez via overnight delivery.

53.  Please revise to provide a more detailed assessment of Smurfit-Stone’s financial condition, liquidity and capital resources in light of the bankruptcy and revised financing arrangements. This should include a long-term assessment of liquidity needs and resources. Note that we consider “long-term” to be the period in excess of the next twelve months. See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350.

Response:    In response to the Staff’s comment, we have revised the disclosure on page 46 of the Annual Report to provide a more detailed assessment of Smurfit-Stone’s financial condition, liquidity and capital resources in light of the bankruptcy and revised financing arrangements, including a long-term assessment of liquidity needs and resources. For the Commission’s convenience, we have provided a marked copy of the disclosure showing all revisions made to the language originally included in the Original Annual Report in regards to this paragraph, as Appendix A.

54.  We note that you have provided a discussion of “combined” financial data for the predecessor period ended June 30, 2010 and the successor period ended December 31, 2010. Please note that it is inappropriate to merely combine information for those periods. You should consider whether your discussion of the historical results of operations should be supplemented by a discussion based upon pro forma financial information to reflect your emergence from bankruptcy that occurred on June 30, 2010. If you determine that a supplemental discussion is appropriate, then the pro forma financial information should be presented in a format consistent with Article 11 of Regulation S-X. A determination as to whether a discussion of the historical financial statements should be supplemented with a discussion based on pro forma information should take into consideration all of the facts and circumstances surrounding the transaction, the nature of the pro forma adjustments to be made, and the overall meaningfulness the supplemental discussion. Please note that pro forma results should not be discussed in isolation and should not be presented with greater prominence than the discussion of the historical financial statements required by Item 303 of Regulation S-K.

Response:  In response to the Staff’s comment, we have revised the disclosure on page 40 of the Annual Report to exclude combined financial data and to include a discussion of net sales for each of the predecessor and successor period.  Due to excluding combined net sales data, we have not supplemented the discussion of the historical results of operations with pro forma financial information.  For the Commission’s convenience, we have provided a marked copy of the disclosure showing all revisions made to the language originally included in the Original Annual Report in regards to this Section, as Appendix B.

55.  We note that Exhibit 10.1 has been incorporated by reference into this filing. Please note that the order granting confidential treatment to portions of that exhibit was only granted through February 22, 2011. Please amend Smurfit-Stone’s Form 10-K to provide such agreement in full.

Response:    In response to the Staff’s comment, Exhibit 10.1 to the Annual Report has been provided in full.

* * * * * * *

Please do not hesitate to contact me at (314) 656-5361 if there are any comments or questions concerning the foregoing or if I can be of assistance in any way.

Sincerely,

/s/ Craig A. Hunt
Craig A. Hunt
Chief Administrative Officer and General Counsel

cc:	Mr. James Lopez
Legal Branch Chief
Division of Corporation Finance

Appendix A

~~We expect further improvement in our cash flow from operations in 2011.~~Our ABL Revolving and Term Loan Facilities expire on June 30, 2014 and 2016, respectively.  We expect that our cash ~~flow from operations and our unused borrowing capacity~~and cash equivalents of $449 million at December 31, 2010, amounts available for borrowings under the ~~Exit Credit Facilities~~ABL Revolving Facility of $534 million at December 31, 2010, and our cash flows from operating activities, in combination, will be sufficient over the next five years to meet our obligations and commitments, including the projected pension contribution requirements discussed below, capital expenditures, debt service, ~~pension funding,~~ and costs related to environmental compliance~~, and other capital expenditures~~.

Appendix B

2010 COMPARED TO 2009

Effect of Fresh Start Accounting

The application of fresh start accounting affected certain assets, liabilities, and expenses. As a result, certain financial information of the Successor as of and for the period after June 30, 2010 is not comparable to Predecessor financial information. Therefore, ~~for comparative purposes,~~ we did not combine ~~certain~~ financial information for the Successor period July 1, 2010 through December 31, 2010 with the Predecessor period January 1, 2010 through June 30, 2010. ~~Because net sales were not affected by fresh start accounting, for the purpose of the following discussion, we have combined our net sales for the Successor and Predecessor periods of 2010.~~ Refer to Note 1 to our Notes to Consolidated Financial Statements for additional information on fresh start accounting.

~~Combined~~ Net Sales

	Successor	Predecessor	~~Combined Successor and Predecessor~~	Predecessor
(In millions)	Six Months Ended December 31, 2010	Six Months Ended June 30, 2010	~~Year Ended December 31, 2010~~	Year Ended December 31, 2009
Net sales	$3,262	$3,024	~~$ 6,286~~	$5,574

~~Net sales increased 12.8% in 2010 compared to last year. Net sales were positively impacted by higher average selling prices ($504 million) for containerboard, corrugated containers and reclaimed material in 2010. The average price for old corrugated containers (“OCC”) increased approximately $80 per ton compared to last year. Net sales were also favorably impacted by $208 million in 2010 as a result of higher third-party sales volume of containerboard, corrugated containers and reclaimed material. Third party shipments of containerboard were higher due primarily to stronger demand in the domestic market.~~

Net sales for the six months ended December 31, 2010 and June 30, 2010 were positively impacted by higher average selling prices ($419 million and $85 million, respectively) compared to the year ended December 31, 2009 for containerboard, corrugated containers and reclaimed material.  The average price for old corrugated container (“OCC”) increased approximately $60 per ton and $100 per ton for the six months ended December 31, 2010 and June 30, 2010, respectively, compared to last year.